United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Press Release Vale creates Executive Office exclusively for Sustainability Rio de Janeiro, February 18th, 2021 - Vale S.A ("Vale") informs that, with the growth of the ESG agenda and to continue delivering the results of the commitments made in its New Pact with Society, the Board of Directors has decided to establish an executive office exclusively for the Sustainability theme. Over the last four years, under Luiz Eduardo Osorio's leadership, the Sustainability area has undergone a profound restructuring to promote dialogue with the communities and increase active listening in the territories where the company operates. During this period, Vale's strategy for its journey to becoming a carbon-neutral company by 2050 was defined. Also, it was defined the targets for recovery and conservation of an additional 500,000 hectares of forests by 2030; the targets of consumption of 100% renewable electricity by 2025 in Brazil and 2030 worldwide; and the targets for the reduction of Scope 1, 2 and 3 emissions were also defined. At the same time, there were equally important advances in the social area: the Vale Foundation was reformulated, the Vale Fund began to focus on impact businesses, and the Vale Cultural Institute was created, today the largest supporter of culture in Brazil. Vale recognizes these important developments and informs that the Executive Director Luiz Eduardo Osorio is now dedicating himself to his other two areas as Executive Director of Institutional Relations and Communication. Maria Luiza de Oliveira Pinto e Paiva has been nominated for the Sustainability Executive Officer position, who will report to the CEO and join Vale's team on March 15, 2021. Ms. Maria Luiza was Sustainability Executive Officer at Suzano, from January 2019 to February 2021. She served as Executive Officer of Sustainability, Communication and Corporate Relations at Fibria Celulose from March 2015 to December 2018. She has worked for 34 years in Sustainability and Human Resources. She was an executive at Banco ABN AMRO Real/Santander and Banco Nacional. Career-focused on cultural transformation and leadership development. As Executive Officer for Sustainable Development at ABN AMRO Real Santander, she led the creation and implementation of the sustainability strategy that became a national and international reference. She led multicultural teams and projects in the periods in which she directed the HR area for Latin America, the Caribbean and Europe. She has a degree in psychology from Pontifica Universidade Católica de São Paulo, with a specialization in Human Resources from the University of Michigan, USA, and also Business and Sustainability at the University of Cambridge, England. Luciano Siani Pires Executive Officer of Investor Relations Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement. For further information, please contact: Vale.RI@vale.com Ivan Fadel: ivan.fadel@vale.com Andre Werner: andre.werner@vale.com Mariana Rocha: mariana.rocha@vale.com Samir Bassil: samir.bassil@vale.com

Press Release This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: February 18 2021		Head of Investor Relations